Exhibit 99.1

Sinovac Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Company and Formation of Independent Special Committee

BEIJING, February 1, 2016 /PRNewswire/ -- Sinovac Biotech Ltd. ("Sinovac" or the "Company") (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, today announced that its board of directors (the "Board") has received a preliminary non-binding proposal letter, dated January 30, 2016, from Mr. Weidong Yin, chairman, president and chief executive officer of the Company, SAIF Partners IV L.P. and/or its affiliates, to acquire all of the outstanding common shares of the Company not owned by them or their affiliates for $6.18 in cash per common share. A copy of the proposal letter is attached hereto as Exhibit A.

The Board has formed a special committee consisting of three independent directors (the "Special Committee"), Mr. Simon Anderson, Mr. Yuk Lam Lo and Mr. Meng Mei, to consider the proposal. Mr. Simon Anderson is appointed as the chairman of the Special Committee. The Company expects that the Special Committee will retain independent advisors, including independent financial and legal advisors, to assist it in this process.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Board has just received the proposal letter and has not had an opportunity to carefully review and evaluate the proposal or make any decision with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the proposed transaction or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Sinovac Biotech Ltd.

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac’s newly developed innovative vaccine against HFMD caused by EV71 entered the commercialization production phrase and will be launched into the market by the end of first half of 2016. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mexico, Mongolia, Nepal, Tajikistan, Bangladesh, Chile and the Philippines, and was recently granted a license to commercialize its influenza vaccine in Guatemala. For more information, please visit the Company's website at www.sinovac.com.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S.: 1-646-308-1707

Email: william.zima@icrinc.com

EXHIBIT A

January 30, 2016

The Board of Directors

Sinovac Biotech Ltd.

No. 39 Shangdi Xi Road,

Haidian District, Beijing 100085

People’s Republic of China

Dear Members of the Board of Directors,

The undersigned, Mr. Weidong Yin (“Mr. Yin”), chairman, president and chief executive officer of Sinovac Biotech Ltd. (the “Company”) and SAIF Partners IV L.P. (together with Mr. Yin, collectively, the “Buyer Group”) is pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding common shares of the Company that are not already owned by the Buyer Group on the principal terms and conditions described in this letter (the “Transaction”).

We believe that our Proposal provides a very attractive opportunity to the Company’s shareholders. Our Proposal represents a premium of approximately 23.11% to the closing price of the Company’s common shares on January 29, 2016, and a premium of approximately 16.62% to the volume-weighted average closing price of the Company’s common shares during the last 90 trading days.

Set forth below are the key terms of our Proposal.

1. Consortium. We will form an acquisition vehicle for the purpose of implementing the Transaction. Please also note that the Buyer Group is currently interested only in pursuing the Transaction and are not interested in selling their shares in any other transaction involving the Company.

2. Transaction and Purchase Price. We propose to acquire all of the outstanding common shares of the Company not already owned by us at a purchase price equal to US$6.18 per common share in cash through an acquisition vehicle newly formed by the Buyer Group with and into the Company.

3. Financing. We intend to finance the Transaction with a combination of debt and equity capital. Equity financing will be provided by the Buyer Group in the form of cash and rollover equity in the Company. Debt financing is expected to be provided by loans from third party financial institutions. We are confident that we can timely secure adequate financing to consummate the Transaction.

4. Due Diligence. We believe that we will be in a position to complete customary due diligence for the Transaction in a timely manner and in parallel with discussions on definitive agreements.

5. Definitive Agreements. We have engaged Kirkland & Ellis International LLP as our international legal counsel and are prepared to promptly provide and negotiate definitive agreements for the Transaction (the “Definitive Agreements”). The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6. Process. We believe that the Transaction will provide superior value to the Company’s public shareholders. We recognize of course that the board of directors of the Company will evaluate the Transaction independently before it can make its determination whether to endorse it. Given our involvement in the Transaction, we would expect that the independent members of the board of directors will proceed to consider our Proposal and the Transaction.

7. Confidentiality. The Buyer Group will, as required by law, promptly file a Schedule 13D with the Securities and Exchange Commission to disclose this letter. We are sure you will agree, however, that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed definitive agreements or terminated our discussions.

8. No Binding Commitment. This Proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter is a preliminary indication of interest by the Buyer Group and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. The parties will be bound only upon the execution of mutually agreeable definitive documentation.

9. Governing Law. This letter shall be governed by, and construed in accordance with, the internal laws of the State of New York.

* * * * *

In closing, we would like to express our commitment to working together to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

/s/ Weidong Yin
Weidong Yin

SAIF Partners IV L.P.

By SAIF Partners IV L.P., its general partner

By SAIF IV GP Capital Ltd., its general partner

/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director